Contact

www.linkedin.com/in/brittany-labrincha-806246191 (LinkedIn)

Top Skills

Strategic Communications
Strategic Planning
Marketing Strategy

Certifications

Founding Member, New York Women in Business for Good

Brittany Labrincha

Co-Founder & Vice President of Operations
New York City Metropolitan Area

Experience

Kidcaboo

4 years 8 months

Co-Founder & Vice President of Key Company Initiatives
March 2020 - Present (3 years 6 months)
Greater New York City Area

Develop, implement, lead and monitor day-to-day operational systems, staff, partners and processes to provide visibility into the goals, progress, and obstacles of key company initiatives
Strategically identify and cultivate connections and partnerships with organizations across all licensed states as a means of sourcing exceptional candidates for driving nanny positions
Responsible for developing and managing recruitment and retention strategies that ensure the hiring of qualified drivers to support the current and future business and strategic operational needs of Kidcaboo
Provide general strategic oversight, identify core KPIs for company performance, and translate specific company performance metrics into actionable strategies
Create and implement marketing materials and strategies that adhere to growth goals

Co-Founder & Vice President of Driving nanny Operations
January 2019 - March 2020 (1 year 3 months)
Greater New York City Area

Launched, scaled and directed extensive beta period involving over 100 Driving Nannies and thousands of successful drives across half of a state
Used Psychology experience to develop, test, evolve and implement Driving Nanny Team requirements, and interview, vetting, training and onboarding techniques to ensure company has safe, reliable drivers and operations
Established Kidcaboo’s safety protocol for Driving Nannies
Worked with app development team to create a Driving Nanny App flow that would ensure successful, safe post-launch operations
Developed scalable driver recruitment and retention strategies to ensure growth

The Counseling Center TCC
Marriage And Family Therapist
October 2020 - November 2021 (1 year 2 months)
Clark, New Jersey, United States

Maintain strict confidentiality while providing direct therapy services to couples, individuals & families to support their mental health needs. Facilitate therapy groups for individuals and families in regard to mental health and substance abuse. Maintain regular contact with supervisors per licensing requirements; consult with staff about optimizing and supporting client mental health and substance abuse treatment.

Family Service Bureau Newark
Marriage And Family Therapy Intern
January 2020 - August 2020 (8 months)
Newark, NJ

Maintain strict confidentiality while providing direct therapy services to couples, individuals and families to support their mental health needs. Travel to local schools to offer mental health services to children and their families while working closely with school staff and case social workers. Maintain regular contact with supervisors per licensing requirements; consult with staff about optimizing and supporting client mental health.

Family Service League
Marriage And Family Therapy Intern
August 2019 - January 2020 (6 months)
New Jersey

Maintain strict confidentiality while providing direct therapy services to couples, individuals and families to support their mental health needs. Maintain regular contact with supervisors per licensing requirements; consult with staff about optimizing and supporting client mental health.

Maria's Lyndhurst Florist
Assistant Manager and Floral Designer
September 2014 - June 2016 (1 year 10 months)

Lead and managed floral design team in creating arrangements for displays, events, and day-to-day client orders.
Communicated effectively with team members and organized and coordinated scheduled events.
Assisted customers in regards to orders and events.

Performed office and retail service duties such as keeping financial records, serving customers, answering telephones, selling giftware items and receiving payments

Continuously sourced vendors from various locations and ordered supplies from wholesalers, to ensure an adequate range of supply to meet customers' needs.

Maintained and managed long-term agreements with other businesses and private clients on a recurring schedule.

Seton Hall University
Alumni Relations Team Member
August 2014 - May 2015 (10 months)

South Orange, New Jersey

Actively motivated alumni to continue to engage with the university as well as creatively organized events to bring together current and past students of Seton Hall University. Communicated effectively with alumni and staff members regarding campus updates, meetings, campus events and networking events.

Education

Seton Hall University
Master's degree, Marriage and Family Therapy/Counseling · (2018 - 2021)

Seton Hall University
Bachelor's degree, Psychology · (2014 - 2018)